Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Formation

Anika Securities, Inc.	Massachusetts

Anika Therapeutics Limited	United Kingdom

Anika Therapeutics S.r.l. (Formerly: Fidia Advanced Biopolymers S.r.l.)	Italy